Britton & Koontz Capital Corporation

500 Main Street
P O Box 1407
Natchez, MS  39121

601-445-5576
601-445-2488  Fax
http://www.bkbank.com
corporate@bkbank.com


FOR IMMEDIATE RELEASE:            FOR MORE INFORMATION:
January 21, 1998                  W. Page Ogden, President & CEO
for (Nasdaq/Symbol BKBK)          Bazile R. Lanneau, Jr., Vice President & CFO


        BRITTON & KOONTZ CAPITAL CORPORATION REPORTS 1997 EARNINGS AND
                  ANNOUNCES ANNUAL SHAREHOLDERS MEETING

        Natchez, Mississippi-- Britton & Koontz Capital Corporation's board of directors today announced results for the year ended December 31, 1997 and the fourth quarter of 1997. Net income and earnings per share for 1997 totaled $2.398 million or $1.36 per share compared to $2.032 million and $1.15 per share for 1996 with average shares outstanding of 1,767,108. The increase in earnings from 1996 was primarily the result of increased loan demand which resulted in a 7% increase in net interest income in the amount of $424 thousand. Other factors contributing to the increase were improvements in core noninterest income. 1996 expense included a one time FDIC insurance assessment in the amount of $257 thousand.

        Net income for the fourth quarter totaled $606 thousand or $.34 per share compared to $657 thousand or $.37 for the same period in 1996. Income from operations for the quarter continues to be good with strong core income and improved net interest margin, however, the decrease in earnings is primarily the result of a $40 thousand increase in the provision for loan losses along with an adjustment in the income tax accrual.

        The Board of Directors also announced today that the annual meeting of the shareholders of the Company will be held beginning 3:30 p.m., local time, on Tuesday, March 24, 1998, at the Main Office of Britton & Koontz First National Bank, 500 Main Street in Natchez, Mississippi.

        Britton & Koontz Capital Corporation, headquartered in Natchez, Mississippi, is the parent company of Britton & Koontz First National Bank which operates three full service offices in Natchez. As of December 31, 1997, the Company reported assets of $162.1 million and equity of $18.0 million. Total shares outstanding amounted to 1,767,064.


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                                     Britton and Koontz Capital Corporation
                                             Financial Highlights
                             (Unaudited-Amounts in thousands, except per share data)



                                        For the Three Months   For the Twelve Months
                                         Ended  December 31,    Ended  December 31,
                                        ____________________   _____________________
                                          1997         1996        1997        1996
                                        _______      _______     _______     _______

Interest income                          $3,117       $2,870     $12,122     $11,511
Interest expense                         $1,346       $1,266      $5,234      $5,157
                                         ______       ______     _______     _______
Net interest income                      $1,771       $1,604      $6,888      $6,354
Provision for loan losses                   $40           $0        $160         $50
                                         ______       ______     _______     _______
Net interest income after
 provision for loan losses               $1,731       $1,604      $6,728      $6,304
Non-interest income                        $363         $356      $1,440      $1,364
Non-interest expense                     $1,208       $1,090      $4,560      $4,775
                                         ______       ______     _______     _______
Income before income taxes                 $886         $870      $3,608      $2,893
Income taxes                               $280         $212      $1,210        $861
                                         ______       ______     _______     _______
Net income                                 $606         $658      $2,398      $2,032
                                         ======       ======     =======     =======

Primary:

Net income per share                      $0.34        $0.37       $1.36       $1.15
                                         ======       ======     =======     =======

Weighted average shares outstanding   1,767,064    1,764,288   1,767,108   1,770,528
                                      =========    =========   =========   =========






                                       December 31,          December 31,
                                           1997                  1996
                                       ____________          ____________

Total assets                             $162,130              $151,303
Cash and due from banks                    $5,931                $5,106
Investment securities                     $43,956               $44,610
Net loans                                $106,156               $95,322
Deposits-interest bearing                $112,069              $110,375
Deposits-non interest bearing             $20,568               $16,065
Short term borrowed funds                  $6,784                $3,664
Stockholders' equity                      $17,982               $16,521
Book value (per share)                     $10.18                 $9.36


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